Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(millions of dollars)

	Three Months Ended March 31,
	2008	2009

Net Income	$126	$95
Income taxes	79	66
Capitalized interest	(1)	(1)
	204	160

Fixed charges, as defined:

Interest	48	58
Capitalized interest	1	1
Interest component of rentals charged to operating income	4	2
Total fixed charges	53	61

Earnings, as defined	$257	$221

Ratio of earnings to fixed charges	4.84	3.64